Room 4561

	December 12, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 7 to Registration Statement on
Form
SB-2
	Filed November 15, 2005
	File No. 333-116512

Dear Mr. Ghauri:

      We have reviewed your filings and have the following comments.
Please note that we plan to issue comments on your financial information shortly.

Post-effective Amendment No. 7 to Registration Statement on Form
SB-2

General

1. We note your response to comment no. 2 in our letter dated November 3, 2005 and the copies of the land sale agreements that you have provided relating to the land that the Ghauris sold in Pakistan the proceeds of which you state were used to fund the loan to the Pakistani subsidiary. We note that one land sale agreement stated that the consideration for the sale was 2,600,000 Pakistani rupees.
The other land sale agreement, however, appears to be missing the consideration for the sale. Please advise.

2. We note your explanations with respect to the supplemental materials you provided to us with your response letter dated October
4, 2005. Please explain to us why the notes of your Pakistani subsidiary reflecting the loan as an intercompany payable to "Directors" state receipts during the fiscal year ended June 30, 2003 of 5,800,000 Pakistani rupees when the bank statements of your subsidiary that you have provided indicate the transfer of funds on
April 17 and 29, 2002 and June 1, 2002. Accordingly, such transfers/receipts would have occurred during the fiscal year ended
June 30, 2002.  Please explain.

Risk Factors

Certain of Our Management Team Have Relationships Which May
Potentially Result in Conflicts of Interests, page 6

3. We note your revised disclosure in this risk factor with respect to possible violations of Section 13(k)(1) of the Exchange Act in response to our prior comments on the matter. Please revise your disclosure to provide for a separate risk factor discussing the risks related to your possible violation of Section 13(k)(1). In such a risk factor, please also briefly discuss Section 13(k)(1) and your specific factual circumstances that may have resulted in a violation of such section.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855, or
Melissa
Walsh at (202) 551-3224, if you have questions or comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477, or Perry Hindin at (202) 551-3444, for
assistance
on other matters. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197